VF 3-7-02

AB


02003226

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


FEB 27 2002

SEC FILE NUMBER
8- 52350

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sirius Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5775 Wayzata Blvd, Ste 700
(No. and Street)

Minneapolis (City) Minnesota (State) 55416 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow Krause & Co
(Name — *if individual, state last, first, middle name*)

7900 Xerxes Avenue So (Address) Bloomington (City) MN (State) 55431 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kathryn A. Sterner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sirius Capital, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Kathryn A. Sterner
Signature

Chief Financial Officer
Title

Daniel R Headley
Notary Public



DANIEL R. HEADLEY
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2005

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIRIUS CAPITAL, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

INDEX TO FINANCIAL STATEMENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Board of Governors
Sirius Capital, LLC:

We have audited the accompanying statements of financial condition of Sirius Capital, LLC as of December 31, 2001 and 2000, and the related statements of operations, members' equity and cash flows for the year ended December 31, 2001 and the period from January 26, 2000 (inception) to December 31, 2000 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sirius Capital, LLC as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the year ended December 31, 2001 and the period from January 26, 2000 (inception) to December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the schedule presented on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Minneapolis, Minnesota
January 11, 2002

SIRIUS CAPITAL, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
Cash	$ 8,140	$ 8,222
Accounts receivable	0	12,270
Prepaid expenses	480	780
	$ 8,620	$ 21,272
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Accrued expenses	$ 0	$ 457
Total liabilities	0	457
Members' equity:		
Capital	21,250	19,900
Retained earnings (deficit)	(12,630)	915
Total members' equity	8,620	20,815
	$ 8,620	$ 21,272

See accompanying notes to financial statements.

SIRIUS CAPITAL, LLC
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001
AND THE PERIOD FROM JANUARY 26, 2000 (INCEPTION) TO DECEMBER 31, 2000

	2001	2000
Revenues	$ 22,316	$ 29,792
Expenses	17,947	17,505
Net income	$ 4,369	$ 12,287

See accompanying notes to financial statements.

SIRIUS CAPITAL, LLC
STATEMENTS OF MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001
AND THE PERIOD FROM JANUARY 26, 2000 (INCEPTION) TO DECEMBER 31, 2000

	Capital	Retained Earnings (Deficit)	Members' Equity
Capital contributed by members	$ 19,900	$ 0	$ 19,900
Distributions to members	--	(11,372)	(11,372)
Net income	--	12,287	12,287
Balance - December 31, 2000	19,900	915	20,815
Capital contributed by members	1,350	--	1,350
Distributions to members	--	(17,914)	(17,914)
Net income	--	4,369	4,369
Balance - December 31, 2001	$ 21,250	$ (12,630)	$ 8,620

See accompanying notes to financial statements.

SIRIUS CAPITAL, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001
AND THE PERIOD FROM JANUARY 26, 2000 (INCEPTION) TO DECEMBER 31, 2000

	2001	2000
Cash flows from operating activities:		
Net income	$ 4,369	$ 12,287
Adjustments to reconcile net income to cash flows from operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	12,270	(12,270)
Prepaid expenses	300	(780)
Accrued expenses	(457)	457
Cash flows from operating activities	16,482	(306)
Cash flows from financing activities:		
Capital contributed by members	1,350	19,900
Distributions to members	(17,914)	(11,372)
Cash flows from financing activities	(16,564)	8,528
Increase (decrease) in cash	(82)	8,222
Cash, beginning of period	8,222	0
Cash, end of year	$ 8,140	$ 8,222

See accompanying notes to financial statements.

(1) NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of business - Sirius Capital, LLC (the Company) was incorporated in Minnesota on January 26, 2000. The Company was organized for the purpose of being registered with the Securities and Exchange Commission (SEC) and joining the National Association of Securities Dealers (NASD) as a broker/dealer. The Company is engaged in mergers and acquisitions, capital raising activities and financial advisory services in the upper Midwest.

Effective June 13, 2000, the Company became licensed with the NASD and the state of Minnesota as a registered broker/dealer. Effective June 7, 2000, the Company became licensed with the state of Minnesota as an investment adviser.

Revenue recognition - Revenues resulting from consulting fees are recognized in the period the services are provided.

Accounts receivable - The Company believes all accounts receivable are fully collectible. If accounts receivable in excess of the provided allowance are determined uncollectible, they are charged to expense in the year that determination is made. The Company extends unsecured credit to customers in the normal course of business.

Income taxes - The Company has elected to be treated as a limited liability company and, therefore, is not taxed as a separate entity; rather the income or loss is included in the members' income tax returns. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Management's use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) RELATED PARTY

The Company has an agreement with a limited liability company with common ownership for shared expenses including leased office space, equipment and supplies for $195 ($750 prior to August 1, 2001) per month. Charges for these services were $6,225 and $6,000 for the year ended December 31, 2001 and the period from January 26, 2000 (inception) to December 31, 2000.

(3) NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $8,140 as defined by Rule 15c3-1, which was $3,140 in excess of its required net capital of $5,000. The Company had indebtedness at December 31, 2001 of $0.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2001 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

SIRIUS CAPITAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

MEMBERS' EQUITY	$	8,620
NON-ALLOWABLE ASSETS:		
Prepaid expenses		480
Tentative net capital		8,140
HAIRCUTS ON SECURITIES		-
Net capital	$	8,140
AGGREGATE INDEBTEDNESS	$	0
REQUIRED NET CAPITAL:		
NASD required N.C. (6.67% aggr. ind.) OR $5,000 whichever is greater	$	5,000
SEC early warning requirement (120% required N.C.)		6,000
Required net capital	$	5,000
EXCESS NET CAPITAL:		
Net capital	$	8,140
Required net capital		5,000
Excess net capital at 1,500 percent	$	3,140
Net capital	$	8,140
10% of aggregate indebtedness		0
Excess net capital at 1,000 percent	$	8,140
AGGREGATE INDEBTEDNESS/NET CAPITAL RATIO:		
Aggregate indebtedness	$	0
Net capital	$	8,140
Ratio		0 to 1.0
RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT:		
Net capital, as reported on Part II (unaudited) FOCUS report	$	8,140
Net capital per above	$	8,140

Board of Governors
Sirius Capital, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Sirius Capital, LLC (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with The Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by anyone other than these specified parties.

Minneapolis, Minnesota
January 11, 2002